

Mail Stop 3030

January 14, 2009

Bobba Venkatadri
President and Chief Executive Officer
Trans-India Acquisition Corporation
300 South Wacker Drive, Suite 1000
Chicago, Illinois

Re: **Trans-India Acquisition Corporation**
        Preliminary Proxy Statement on Schedule 14A
        Filed January 6, 2009
        File No. 1-33127

Dear Mr. Venkatadri:

        We have limited our review of your filing to the issues addressed in the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General, page 1

1.   Please tell us how you concluded that investors have sufficient information to make a voting decision on proposals designed to give you time to complete a pending business combination if you do not provide them complete information about the combination, including all material terms of the combination and all material information about the target.

2.   We note your disclosure in the proxy statement that extending the period for completion of a business combination was not contemplated by the IPO

prospectus. However, it appears that the prospectus did contemplate this issue and expressly disclosed that you view the disclosed time periods in which you told investors you would execute and complete the transaction as "obligations to our stockholders, and we will not take any actions to waive or amend any of these provisions." Please revise your proxy statement to state clearly what your IPO prospectus indicated about the extension.

3.   Please tell us how you addressed in this proxy statement each applicable comment in our December 9, 2008 comment letter regarding your previous proxy statement related to your business combination. As examples, and not a complete list, of applicable comments from that letter, please see comments 5, 9 -13, 34, 41 and 81 in that letter.

4.   Please provide current disclosure. For example, we note your June 30, 2008 data at the bottom of page 26.

What is being voted on, page 1

5.   Please provide us with a copy of the revised trust account agreement that you disclose on page 1 will preclude additional extension of the period in which you are permitted to consummate a business combination.

Why is Trans-India proposing to amend…, page 4

6.   Please disclose whether after February 14, 2009 you could seek approval of any acquisition other than the Solar Semiconductor acquisition.

7.   If the proposed amendments are approved, it appears that securities not issued in your IPO, including shares issued before the IPO to your affiliates and shares you may issue after the extension amendments are approved, could be used to affect the IPO investors' expectations outlined in your IPO prospectus and in Articles III and V of your charter. These expectations include IPO investors' expectations regarding (1) their right to the trust assets upon conversion and (2) your liquidation after the Termination Date. If so, please make these effects of the amendments clear in your proxy statement.

8.   Please disclose how you determined the length of the extension period.

Why should I vote for the Extension Amendment, page 5

9.   We note your reference to an attached opinion regarding the validity of the actions. We also note your disclosure in your IPO prospectus that this issue is not settled under Delaware law. If the issue remains unsettled, please say so directly.

Also, with a view toward disclosure, please tell us how your company would be affected if a court disagreed with the conclusions in the attached opinion after you proceed with the extension.

10.   Your disclosure in the fourth paragraph regarding the attached opinion urging shareholders to review it in its entirety appears inconsistent with the last paragraph of the opinion that the opinion is solely for Trans-India's benefit. Please revise or advise.

11.   Given the last paragraph of the opinion, please clarify whether counsel has consented to the manner in which you have summarized and quoted the opinion in your document.

12.   Please reconcile your statement that "Trans-India did not request Richards, Layton & Finger to opine on whether the clause currently contained in its charter prohibiting amendment of Article V prior to consummation of a business combination was valid when adopted" with counsel's statement on page B-3 that "in our opinion, the provisions in Articles III and V of the Certificate of Incorporation which purport to eliminate the Company's statutory power to amend Articles III and V, respectively, are not valid certificate of incorporation provisions under the General Corporation Law."

13.   We note that the opinion included as Annex B is based only on counsel's review of six documents. Given this limitation, please tell us how you determined that it is reasonable to rely on the opinion to support the extension. In your answer, please tell us (1) who made the conclusion that no other documents would affect counsel's opinion and (2) why you did not obtain an opinion that has this apparently fundamental underlying legal conclusion made by the counsel that provides the ultimate opinion. Likewise, please tell us why you did not obtain an opinion regarding the legal issues assumed away in clause (a) on page B-1 with regard to the six documents that are the basis of the opinion.

14.   We note the assumptions in clauses (ii) and (iii) in the first paragraph on page B-2. Given that Annex B indicates that counsel reviewed your Certificate of Incorporation, please ask your counsel to tell us why it must make these assumptions.

15.   It appears that the proposed amendment to your charter provides the conversion rights mentioned in the third paragraph on page B-2. Given that page B-1 indicates that counsel reviewed the proposed amendment, please ask counsel to tell us why it indicates on page B-2 that it has "been advised" of those conversion rights and was not able to determine on its own that those rights exist.

Since Trans-India's IPO prospectus doesn't say…, page 6

16.   Please tell us the basis for your disclosure regarding "some state" statute of limitations "three years from the occurrence of the event giving rise to the claim." Also, please revise your reference to the Securities Act Section 13 statute of limitations being based on "the occurrence of the event giving rise to the claim" to reflect the requirements of Section 13 for claims under both Section 11 and Section 12(a)(2) of the Act.

17.   Please clarify whether the affiliates' indemnification obligation includes the obligation to indemnify the trust for fees or damages Trans-India must pay related to the termination of the business combination and for liabilities under the federal securities laws.

18.   Please revise the question heading to clarify, if true, that your IPO prospectus disclosed that you would not change the period in which you had to complete the business combination.

What if I don't want to vote for the Extension Amendment, page 7

19.   Please reconcile the instruction "Do not send your stock certificates with your proxy at this time" with your requirement, under Conversion Procedure on page 21, that a shareholder must either physically tender their stock certificates to Trans-India's transfer agent prior to the special meeting or deliver their shares electronically.

20.   If you require shareholders to deliver their certificates before the vote, please revise the last paragraph of this section to remove the implication that the "surrender of" shares occurs after the amendment is approved.

21.   Please explain why shareholders who vote against the amendment but do not convert in connection with the extension cannot convert at the time of the business combination. In this regard, please reconcile your disclosure here with the related disclosure on page 20.

The Special Meeting, page 11

22.   The fourth paragraph on page 12 appears to indicate that 25% of your IPO shares
        must be voted against both the extension and business combination for the
        combination to be abandoned. This appears to mean that shares must be voted
        twice – once on each proposal - to defeat the business combination. Please tell us
        how this is "consistent" with the conversion rights "included in the IPO
        prospectus."

Possible Claims Against and Impairment of the Trust Account, page 17

23.   With a view toward disclosure, please tell us whether your proposals would give a
        party to the business combination agreement the right to terminate that agreement,
        whether because the agreed upon deadline was not satisfied, because of possible
        securities law claims, or otherwise. Also tell us the consequences of any such
        termination, including payment of fees or damages.

24.   Please tell us why the last paragraph on page 18 does not describe Section 11 of
        the Securities Act.

25.   Refer to the third paragraph on page 19. With a view toward clarified disclosure,
        please tell us the amount that the $7.97 would be reduced based on claims and
        expenses to date. Also clarify the extent to which those claims and expenses are
        covered by indemnification obligations.

Conversion Rights, page 20

26.   In the second paragraph, you state that a stockholder will only be entitled to
        exercise its conversion rights with respect to the business combination if they
        tender their stock certificates to the transfer agent before the special meeting to
        consider the Extension Amendment. However in the questions and answers on
        page 8, you state that "conversion rights … will remain unchanged." Please
        clarify.

Conversion Procedure, page 21

27.   We note the reference to a need to comply with requirements identified
        "elsewhere herein" to convert. If you are referring to the procedures set forth in
        this section, clearly state that; otherwise, please revise to state clearly all
        requirements necessary to convert, without requiring investors to determine which
        pieces of your other disclosure must be assembled to understand their obligations.

28.   Please clarify when you will pay the cash for shares converted in connection with the extension; it is unclear what you mean by the vague term "soon." If that timing could change due to claims against you as a result of the extension or otherwise, please say so clearly and describe how it could change.

Required Vote, page 22

29.   With a view toward disclosure, please tell us whether the initial stockholders of Trans-India or other affiliates of Trans-India or Solar Semiconductor who purchase Trans-India's common stock could receive the funds to purchase such stock from Trans-India or could be reimbursed before or after the business combination.

30.   Please tell us whether there have been any purchases to-date.

31.   Please clarify how the purchasers mentioned in the third paragraph could vote the shares at the meeting in favor of the extension if the purchases occur after the record date.

32.   Please reconcile the reference in the second paragraph to 2,700,000 shares with the table on page 28.

Interests of Trans-India Officers and Directors, page 23

33.   You provide disclosure of the aggregate amounts of stock and warrants held by your officers and directors. Please revise your disclosure to identify the interests of each officer and director individually, as required by Item 5 of Schedule 14A.

34.   Please quantify the amount of the potential claims mentioned in the penultimate sentence of the second bullet point.

35.   Please tell us why this section does not include all interests mentioned in your other outstanding proxy statement. It appears that, if an affiliate has an interest in the acquisition, that affiliate has an interest in approval of the extension intended to facilitate completion of the acquisition.

The Business Combination, page 25

36.   We note your reference to a transfer to the Nasdaq. With a view toward clarified disclosure, please tell us whether you satisfy the minimum listing criteria for listing your shares. Also clarify which Nasdaq market you mean; for example, do you mean the Nasdaq Capital Market?

37.   Refer to the first full paragraph on page 26. Please clarify how 4,687,500 shares may be returned to satisfy indemnification claims with the disclosure that only 2,500,000 shares may remain in escrow at that time.

38.   Please tell us how you believe investors can evaluate the consideration described in this section that is based on the target's performance if your have not provided the target's audited and updated financial statements.

39.   Refer to the paragraph after the numbered paragraphs.

- Please clarify whether the additional shares to be issued are in addition to the shares in escrow. Also clarify why only shareholders party to the agreement will receive the shares. Did those shareholders provide additional consideration? Are they insiders of Solar Cayman who will receive a disproportionate share of the consideration upon payment of any earn-out?

- Please clarify whether the shares to be returned are merely the shares in escrow or are shares previously issued to Solar Cayman's shareholders; if the shares are to be received from Solar Cayman shareholders, please clarify which shareholders will return the shares and how you will ensure that they have not transferred the shares.

Background of the Business Combination, page 26

40.   Please tell us why this section does not mention your relationship with VentureEast disclosed at the bottom of page 52 of your other pending proxy statement.

Annex B

41.   Please tell us whether Exhibit A to the opinion is identical to Annex A to your proxy statement. Also tell us why you have omitted Exhibit A from your document.

Proxy Card

42.   Your instructions regarding exercise of conversion rights do not indicate that the shares must be delivered to the transfer agent prior to the special meeting. If you are imposing this requirement, please say so clearly.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. You may contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3617 if you have any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: (by Facsimile) Cavas Pavri, Esq.